SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

GRUBB & ELLIS APARTMENT REIT, INC.
(Name of Subject Company)

GRUBB & ELLIS APARTMENT REIT, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

40009R 107
(CUSIP Number of Class of Securities)

Andrea R. Biller, Esq.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705
(714) 667-8252

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Offer”) by MPF Flagship Fund 14, LLC, MPF REIT Fund 1, LLC, MPF INCOME FUND 24, LLC, MPF BLUE RIDGE FUND I, LLC, MPF PLATINUM FUND, LP, MPF INCOME FUND 26, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 9, LLC, MP VALUE FUND 7, LLC, and SCM Special Fund 2, LP (collectively, the “Offerors”), to purchase up to 1,000,000 shares (“Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of Grubb & Ellis Apartment REIT, Inc., a Maryland corporation (the “Company”), at a price of $2.00 per Share (the “Offer Price”) in cash. The offer to purchase Shares is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 10, 2010 (the “Offer to Purchase”), and a related Assignment Form, copies of which were filed with the United States Securities and Exchange Commission (the “SEC”) by the Offerors on June 10, 2010. As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender their shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The Company’s name, address and telephone number of its principal executive offices are as follows:

Grubb & Ellis Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705
(714) 667-8252

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of March 31, 2010, 17,578,423 shares of Common Stock were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by the Offerors to purchase, subject to certain terms and conditions, up to 1,000,000 outstanding Shares in cash, at a price of $2.00 per share. The Offer is on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the SEC by the Offerors on June 10, 2010 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on July 30, 2010.

According to the Schedule TO, the Offerors’ business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100, ext. 1006.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Transactions with Related Persons, Promoters and Certain Control Persons” in the Definitive Proxy Statement on Schedule 14A dated April 19, 2010 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation or Recommendation

The Company’s Board of Directors, together with Grubb & Ellis Apartment REIT Advisor, LLC, the Company’s external advisor and other outside advisors, has carefully evaluated the terms of the Offer and unanimously determined that the Offer is not in the best interests of the Company’s stockholders and recommends that its stockholders reject the Offer and not tender their shares to the Offerors pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its shares to the Offerors pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b)	Background

The Offerors commenced the Offer on June 10, 2010 at a price of $2.00 per Share, less the amount of any dividends declared or made with respect to the Shares between June 10, 2010 and the expiration date of the Offer. The Offerors have set the Offer Price at $2.00 per Share, less the amount of any dividends declared or made with respect to the Shares between June 10, 2010 and the expiration date of the Offer. According to the Offerors’ Schedule TO, in determining the Offer Price, the Offerors analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resale of the Shares and the resulting lack of liquidity of an investment in the Company; (ii) the estimated value of the Company’s real estate assets; and (iii) the costs to the Offerors associated with acquiring the Shares. The Offerors’ Schedule TO also stated that the Offerors have not made an independent appraisal of the Shares or the Company’s properties and are not qualified to appraise real estate.

According to the Offerors’ Schedule TO, the underlying asset value of the Company is only one factor used by the Offerors in arriving at the Offer Price. The Offerors have estimated, solely for the purposes of determining an acceptable Offer Price, that the Company could have an “Estimated Liquidation Value” of approximately $2.48 per Share. The Offerors’ Schedule TO stated that the Offerors arrived at the $2.48 estimate of value using publicly available information. The Offer Price represents the price at which the Offerors are willing to purchase Shares. The Offerors’ Schedule TO states that the Offerors arrived at the $2.00 Offer Price by applying a liquidity discount to the Estimated Liquidation Value, $2.48, of the Company’s assets.

The Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

(c)	Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board of Directors (1) reviewed the terms and conditions of the Offer; (2) consulted with the Company’s officers, the Company’s external advisor, and other outside advisors; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects. Some of the reasons why the Board of Directors believes that the Offer is not in the best interests of the Company’s stockholders are as follows:

•	The Board of Directors believes that the Offer is less than the current and potential long-term value of the Shares;

•	Given the timing of the Offer and the Offer Price, the Company believes that the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company;

•	Although the Board of Directors does not intend to complete a valuation of the Company’s assets and assign a net asset value to its Common Stock prior to 18 months after the termination of its current publicly registered offering, which currently is due to terminate on or about July 17, 2011, but which may terminate earlier or may be extended, the Board of Directors has engaged in extensive discussions with the Company’s management and advisors, and believes that the Company’s net asset value per share is in excess of the Offer Price; and

•	The Company remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interests of the Company and its stockholders.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that its stockholders reject the Offer and not tender their shares to the Offerors for purchase pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Offerors pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(d)	Intent to Tender.

As of June 10, 2010, the Company’s directors and executive officers as a group beneficially owned an aggregate of 31,516 shares, representing 0.17242% of the total number of outstanding shares of Common Stock, including 22,223 shares owned by Grubb & Ellis Apartment REIT Advisor, LLC. The remaining shares are held by the Company’s independent directors, Glenn W. Bunting, Robert A. Gary, IV, and Richard S. Johnson. The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders, subject to any restrictions on transfer imposed under Rule 144 of the Securities Act of 1933, as amended; however, all of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). To the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

 Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

 During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

 The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

The information set forth in the Letter to the Stockholders, dated as of June 17, 2010, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•	Conditions in the credit and financial markets, availability of financing, interest rates, and other factors, all of which are beyond the Company’s control, affect the real estate market and the value of the Company’s assets, which consequently affects the value of stockholders’ investment in the Company and will also affect the Company’s ability to complete a listing or other liquidity event;

•	As the Company’s stock is currently not listed on a national exchange, there is no established public trading market for the Company’s stock. Consequently, there is the risk that stockholders may not be able to sell the Company’s stock at a time or price acceptable to stockholders;

•	The Company depends on tenants for its revenue, and accordingly, lease expirations, terminations or defaults, and/or tenant defaults could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance;

•	The impact of competition on the Company’s efforts to renew existing leases or re-let units on terms similar to existing leases;

•	The Company may expend significant capital in its efforts to re-let units following lease expirations or terminations, which may adversely affect the Company’s operating results;

•	Changes in the economies and other conditions of the apartment community market in general and of the specific geographic markets in which its properties are located;

•	A reduction in the values of the Company’s existing properties could cause a reduction in the Company’s estimated net asset value calculation;

•	The Company’s cash flows from operations depend significantly on market rents and the ability of its tenants to make rental payments. A general economic downturn, such as the one currently occurring, could adversely influence the Company’s lease renewals and market rent rates that would in turn negatively impact the Company’s operating cash flows and ability to make distributions to its stockholders.

•	The Company’s funds generated from future operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid;

•	If the Company is able to refinance its existing debt as it matures, it may be at rates and terms that are less favorable than the Company’s existing debt, which may adversely affect the Company’s results of operations and the distribution rate the Company is able to pay to its investors. Additionally, if the Company is unable to refinance its existing debt as it matures, or if it is required to sell any of its properties to meet its liquidity requirements, it will result in lower rental revenue and it may be at a sale price less than the acquisition price for the property, each of which would adversely impact the Company’s results of operations and the dividend rate it is able to pay to its stockholders;

•	Failure to maintain its qualification as a REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs;

•	Potential environmental liabilities relating to the Company’s properties;

•	Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s Common Stock or otherwise benefit the Company’s stockholders.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to the Company’s Stockholders, dated June 17, 2010.*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 19, 2010 filed by Grubb & Ellis Apartment REIT, Inc. with the SEC on April 19, 2010**

(e)(2)	Excerpts from the Quarterly Report on Form 10-Q filed by Grubb & Ellis Apartment REIT Inc. with the SEC on May 13, 2010**

(g)	Not applicable.

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

**	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRUBB & ELLIS APARTMENT REIT INC.

/s/  Stanley J. Olander, Jr.
By:      Stanley J. Olander, Jr.

Its:	Chief Executive Officer

Date:      June 17, 2010

EXHIBIT INDEX

(a)(1)	Letter to the Company’s Stockholders, dated June 17, 2010.*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 19, 2010 filed by Grubb & Ellis Apartment REIT, Inc. with the SEC on April 19, 2010**

(e)(2)	Excerpts from the Quarterly Report on Form 10-Q filed by Grubb & Ellis Apartment REIT Inc. with the SEC on May 13, 2010**

(g)	Not applicable.

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

**	Incorporated by reference as provided in Items 3 and 8 hereto.